SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. )

National Holdings Corporation

(Name of Issuer)

Common Stock, $0.02 par value

(Title of Class of Securities)

636375206

(CUSIP Number)

BRYANT R. RILEY

B. RILEY & CO., LLC

11100 Santa Monica Blvd., Suite 800

Los Angeles, CA 90025

(310) 966-1444

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 30, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 636375206	13D	Page 2 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BRC Partners Opportunity Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,080
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,080
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,080
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 636375206	13D	Page 3 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) B. Riley Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,080
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,080
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,080
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON* IA

CUSIP No. 636375206	13D	Page 4 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) B. Riley & Co., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 513,950
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 513,950
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 513,950
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON* BD

CUSIP No. 636375206	13D	Page 5 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) B. Riley & Co., LLC 401(K) Profit Sharing Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 38,788
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 38,788
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,788
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON* EP

CUSIP No. 636375206	13D	Page 6 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert Antin Children Irrevocable Trust dtd 1/1/01
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 47,296
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 47,296
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,296
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 636375206	13D	Page 7 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 636375206	13D	Page 8 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 604,114
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 604,114
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 604,114
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 636375206	13D	Page 9 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark D. Klein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,083,503
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,083,503
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,083,503
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 636375206	13D	Page 10 of 16 Pages

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.02 per share (the “Shares”), of National Holdings Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 410 Park Avenue, 14th Floor, New York, NY 10022.

Item 2.	Identity and Background.

(a) This statement is filed by BRC Partners Opportunity Fund, LP, a Delaware limited partnership (“BPOF”), B. Riley Capital Management, LLC, a New York limited liability company (“BRCM”), B. Riley & Co., LLC 401(K) Profit Sharing Plan, a Delaware Trust (“Retirement Trust”), Robert Antin Children Irrevocable Trust, a Delaware Trust (“Antin Trust”), B. Riley & Co., LLC, a Delaware limited liability company (“BRC”), B. Riley Financial, Inc., a Delaware corporation (“BRF”), Bryant R. Riley (“Mr. Riley”) and Mark D. Klein (“Mr. Klein”). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

BRCM serves as the investment manager and general partner of BPOF. Mr. Riley serves as the Portfolio Manager of BPOF, the Chief Executive Officer of BRCM, the Trustee of the Retirement Trust and the Antin Trust and the Chairman of BRC. By virtue of these relationships, each of BRCM and Mr. Riley may be deemed to beneficially own the Shares owned directly by BPOF and Mr. Riley may also be deemed to beneficially own the Shares owned directly by BRC, the Retirement Trust and the Antin Trust.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of BRF. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b) The address of the principal office of each of BPOF, BRCM, BRC, the Retirement Trust, the Antin Trust, and Mr. Riley is 11100 Santa Monica Blvd., Suite 800, Los Angeles, CA 90025. The address of the principal office of BRF is 21860 Burbank Blvd., Suite 300 South, Woodland Hills, CA 91367. The address of the principal office of Mr. Klein is 590 Madison Avenue, 29th Floor, New York, NY 10022.

(c) The principal business of BPOF is investing in securities. The principal business of BRCM is acting as a registered investment advisor and serving as the investment manager and general partner of BPOF. The principal business of BRC is acting as a brokerage firm. The principal business of the Retirement Trust is investing in securities. The principal business of the Antin Trust is investing in securities. The principal business of BRF is providing collaborative financial services and solutions. The principal occupation of Mr. Riley is serving as the Portfolio Manager of BPOF, the Chief Executive Officer of BRCM, the Chairman of BRC and the Chief Executive Officer of BRF, the parent company of BRCM and BRC. The principal occupation of Mr. Klein is serving as an employee and Member of the Board of Managers of BRCM and an employee of BRC.

CUSIP No. 636375206	13D	Page 11 of 16 Pages

(d) No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) BPOF, BRC, the Retirement Trust, the Antin Trust and BRF are organized under the laws of the State of Delaware. BRCM is organized under the laws of the State of New York. Each of Mr. Riley and Mr. Klein is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 4,080 Shares owned directly by BPOF is approximately $15,098, excluding brokerage commissions. Such Shares were acquired with the working capital of BPOF.

The aggregate purchase price of the 513,950 Shares owned directly by BRC is approximately $2,475,303, excluding brokerage commissions. Such Shares were acquired with the working capital of BRC.

The aggregate purchase price of the 38,788 Shares owned directly by the Retirement Trust is approximately $160,261, excluding brokerage commissions. Such Shares were acquired with the working capital of the Retirement Trust.

The aggregate purchase price of the 47,296 Shares owned directly by the Antin Trust is approximately $246,691, excluding brokerage commissions. Such Shares were acquired with the working capital of the Antin Trust.

The aggregate purchase price of 513,503 Shares owned by Mr. Klein is approximately $1,587,400, excluding brokerage commissions. Such Shares were acquired with the personal funds of Mr. Klein. The remaining 570,000 Shares beneficially owned by Mr. Klein are issuable upon the exercise of stock options owned directly by Mr. Klein.

From time to time, BPOF, BRCM, BRC, the Antin Trust, Mr. Riley and Mr. Klein may effect purchases of securities through margin accounts, and may be extended margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations and stock exchange rules. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

CUSIP No. 636375206	13D	Page 12 of 16 Pages

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. Effective November 30, 2015, BRF entered into a Letter of Intent with the Issuer with respect to a potential acquisition of the Issuer (the “LOI”). The Reporting Persons intend to continue to explore a potential acquisition of the Issuer in accordance with the LOI and to have discussions with management and the Board of Directors of the Issuer regarding such transaction. BRF and the Issuer have entered into a customary nondisclosure agreement. The Reporting Persons also intend to review their respective investments in the Issuer on a periodic basis and may from time to time engage in discussions with management and the Board of the Issuer, stockholders of the Issuer and others concerning, among other things, the business, operations and future plans of the Issuer and the Reporting Persons’ investment in the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate including, without limitation, purchasing additional securities of the Issuer, selling some or all of their securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or changing their intention with respect to any and all matters referred to in this Item 4. The LOI is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 12,446,365 Shares outstanding as of August 13, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2015.

As of the close of business on the date hereof, BPOF owned directly 4,080 Shares, BRC owned directly 513,950 Shares, the Retirement Trust owned directly 38,788 Shares, the Antin Trust owned directly 47,296 Shares and Mr. Klein beneficially owned 1,083,503 Shares (consisting of (i) 31,226 Shares held directly by him, (ii) 570,000 Shares issuable upon exercise of vested options held directly by him, and (iii) 482,277 Shares held by a company controlled by him), constituting approximately less than 1%, 4.1%, less than 1%, less than 1% and 8.3%, respectively, of the Shares outstanding.

BRCM, as the investment manager and general partner of BPOF, may be deemed to beneficially own the 4,080 Shares directly owned by BPOF, constituting less than 1% of the Shares outstanding.

Mr. Riley, as the Portfolio Manager of BPOF, the Chief Executive Officer of BRCM, the Chairman of BRC and the Trustee of the Retirement Trust and the Antin Trust, may be deemed to beneficially own the 604,114 Shares beneficially owned in the aggregate by BPOF, BRCM, BRC, the Retirement Trust and the Antin Trust, constituting approximately 4.9% of the Shares outstanding.

BRF does not directly own any securities of the Issuer.

As a result of the LOI, each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

CUSIP No. 636375206	13D	Page 13 of 16 Pages

(b) Each of BPOF, BRCM and Mr. Riley may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by BPOF.

Each of BRC and Mr. Riley may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by BRC.

Each of the Retirement Trust and Mr. Riley may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by the Retirement Trust.

Each of the Antin Trust and Mr. Riley may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by the Antin Trust.

Mr. Klein has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned by him.

(c) There have been no transactions in the Shares by the Reporting Persons during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 10, 2015, each of the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Letter of Intent by and between B. Riley Financial, Inc. and National Holdings Corporation, effective as of November 30, 2015.

99.2	Joint Filing Agreement by and among BRC Partners Opportunity Fund, LP, B. Riley Capital Management, LLC, B. Riley & Co., LLC, the B. Riley & Co., LLC 401(K) Profit Sharing Plan, the Robert Antin Children Irrevocable Trust, B. Riley Financial, Inc., Bryant R. Riley and Mark D. Klein, dated December 10, 2015.

CUSIP No. 636375206	13D	Page 14 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2015

BRC PARTNERS OPPORTUNITY FUND, LP

By:	B. Riley Capital Management, LLC, its General Partner

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

B. RILEY CAPITAL MANAGEMENT, LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

B. RILEY & CO., LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chairman

B. RILEY & CO., LLC 401(K) PROFIT SHARING PLAN

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Trustee

ROBERT ANTIN CHILDREN IRREVOCABLE TRUST

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Trustee

CUSIP No. 636375206	13D	Page 15 of 16 Pages

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley

By:	/s/ Mark D. Klein
Name:	Mark D. Klein

CUSIP No. 636375206	13D	Page 16 of 16 Pages

SCHEDULE A

Executive Officers and Directors of B. Riley Financial, Inc.

Name and Position	Present Principal Occupation	Business Address

Bryant R. Riley, Chairman and Chief Executive Officer	Portfolio Manager of BRC Partners Opportunity Fund, LP, Chief Executive Officer of B. Riley Capital Management, LLC, Chairman of B. Riley & Co., LLC and Chief Executive Officer of B. Riley Financial, Inc.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025

Andrew Gumaer, Chief Executive Officer of Great American Group, LLC and Director	Chief Executive Officer of Great American Group, LLC, a subsidiary of B. Riley Financial, Inc.	21860 Burbank Blvd., Suite 300 South Woodland Hills, CA 91367

Thomas J. Kelleher, President and Director	President of B. Riley Financial, Inc. and Chief Executive Officer of B. Riley & Co., LLC	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025

Robert D’Agostino, Director	President of Q-mation, Inc., a supplier of software solutions	21860 Burbank Blvd., Suite 300 South Woodland Hills, CA 91367

Mikel Williams, Director	Director of B. Riley Financial, Inc.	21860 Burbank Blvd., Suite 300 South Woodland Hills, CA 91367

Richard L. Todaro, Director	President of Todaro Capital, an investment management company	21860 Burbank Blvd., Suite 300 South Woodland Hills, CA 91367

Kenneth M. Young, Director	President and Chief Executive Officer of Lightbridge Communications Corporation, a telecom services company	21860 Burbank Blvd., Suite 300 South Woodland Hills, CA 91367

Phillip J. Ahn, Chief Financial Officer and Chief Operating Officer	Chief Financial Officer and Chief Operating Officer of B. Riley Financial, Inc.	21860 Burbank Blvd., Suite 300 South Woodland Hills, CA 91367

Alan N. Forman, Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of B. Riley Financial, Inc.	590 Madison Avenue, 29th Floor New York, NY 10022